                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934



For the Month of JUNE 2003
                 ---------


                            JALNA RESOURCES LIMITED
                       (FORMERLY TRADERADIUS ONLINE INC.)
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


           9TH FLOOR, 555 BURRARD STREET, BOX 273, TWO BENTALL CENTRE,
                             VANCOUVER, BC, V7X 1M8
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


           Form 20-F     X                Form 40-F
                    -----------------              --------------

PLEASE NOTE THAT PURSUANT OF RULE 12g3-2(d)(1), THIS REGISTRANT, BEING REGISTERED UNDER SECTION 12, IS NOT ELIGIBLE FOR EXEMPTION UNDER RULE 12g3-2(b). ACCORDINGLY, THE FOLLOWING TWO QUESTIONS ARE NOT RELEVANT TO THIS REGISTRANT AND ARE THEREFORE LEFT BLANK.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


           Form 20-F                      Form 40-F
                    -----------------              --------------


If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-            .
                                   ------------





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Jalna Resources Limited

Date: June 12, 2003                      By: /s/ Peter Dunfield
     -----------------------------           ------------------------------
                                         [Print] Name:  Peter Dunfield,
                                                 Title: Director

This Form 6-K consists of:

Quarterly Report for period ended March 31, 2003

Consolidated Financial Statements for the 3 months ended March 31, 2003

(BCSC LOGO)                               QUARTERLY AND YEAR END REPORT
                                                 BC FORM 51-901F

                                               (previously Form 61)
              British Columbia Securities
              Commission

--------------------------------------------------------------------------------

FREEDOM OF INFORMATION AND PROTECTION OF PRIVACY ACT: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

--------------------------------------------------------------------------------

ISSUER DETAILS                                                 DATE OF REPORT
NAME OF ISSUER                         FOR QUARTER ENDED       Y      M       D
JALNA RESOURCES LIMITED
(formerly TradeRadius Online Inc.)     03      03     31      03     05      29

--------------------------------------------------------------------------------

ISSUER ADDRESS
Box 273, Two Bentall Centre, 9th Floor, 555 Burrard Street

--------------------------------------------------------------------------------
CITY/          PROVINCE  POSTAL CODE     ISSUER FAX NO.    ISSUER TELEPHONE NO.
Vancouver      BC        V7X 1M8         (604) 893-7042    (604) 893-7062
--------------------------------------------------------------------------------
CONTACT PERSON           CONTACT'S POSITION                CONTACT TELEPHONE NO.
George Leary             Director                          (403) 258-1395
--------------------------------------------------------------------------------
CONTACT EMAIL ADDRESS    WEB SITE ADDRESS

--------------------------------------------------------------------------------

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

--------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE                 PRINT FULL NAME              DATE SIGNED
                                                                Y      M       D
"MARION McGRATH"                     MARION McGRATH            03     05      29
--------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE                 PRINT FULL NAME              DATE SIGNED
                                                                Y      M       D
"PETER DUNFIELD"                     PETER DUNFIELD            03     05      29
--------------------------------------------------------------------------------
FIN51-901F Rev.2000/12/19

JALNA RESOURCES LIMITED
(formerly TradeRadius Online Inc.)
QUARTERLY REPORT - FORM 51-901F
March 31, 2003

--------------------------------------------------------------------------------

SCHEDULE A:  FINANCIAL INFORMATION

     See attached unaudited financial statements for the period ended March 31, 2003.

SCHEDULE B:  SUPPLEMENTARY INFORMATION

1. See the attached unaudited financial statements for the period ended March 31, 2003.

2. See the attached unaudited financial statements for the period ended March 31, 2003.

3.   a)   Securities issued during the period:  Nil

     b)   Stock options granted during the period: Nil

4.   a)   The authorized capital of the Company is 100,000,000 common shares without par value.

     b) The number and recorded value of the shares issued and outstanding as at March 31, 2003, is 12,197,974 having a value of $5,506,245.

     c)   Warrants and options outstanding at March 31, 2003, are as follows:

           =====================================================================
                             No. of Shares       Price         Expiry Date
           ---------------------------------------------------------------------
           Warrants              250,000         $0.48         April 4, 2003
                               4,000,000         $0.10         November 16, 2003

           Options             1,039,434         $0.10         October 2, 2006
           =====================================================================

     d) As at March 31, 2003, 1,664,062 of the issued shares are held in escrow.

5.   List of Directors:   George Leary, Chairman, Chief Executive Officer
                             and Director
                          Greg Stone, President and Director
                          Peter Dunfield, Director
                          Marion McGrath, Director and Secretary
                          Graham Heal, Director

JALNA RESOURCES LIMITED
(formerly TradeRadius Online Inc.)
QUARTERLY REPORT - FORM 51-901F
March 31, 2003
--------------------------------------------------------------------------------

SCHEDULE C:  MANAGEMENT DISCUSSION

OPERATIONS

The Company incurred a loss from operations of $(134,456) of administrative expenses and had a working capital deficiency of $529,905 during the period ended March 31, 2003.

During the period, the Company completed a 52,270 unit financing for proceeds of $15,681. Each unit consists of one common share and one share purchase warrant to purchase an additional common share at a price of $0.60 per share for a period of two years. Also during the period, 95,566 stock options were exercised netting the treasury $9,557.

Effective September 30, 2002, the Company was declared inactive by the TSX Venture Exchange. Trading in the Company's securities will continue under this inactive designation. The Company will need to initiate its reactivation plan over the 12 month period from September 30, 2002 and must achieve tier maintenance requirements by March 30, 2004.

CONTINGENT LIABILITIES

None.

RELATED PARTY TRANSACTIONS

See unaudited Financial Statements, Note 5.

LIQUIDITY AND SOLVENCY

At March 31, 2003, the Company had a working capital deficit of $529,905. During the period, the Company announced a $500,000 private placement, which will consist of 5,000,000 units at $0.10 per unit. Each unit will consist of one common share and one two-year share purchase warrant. Each warrant is exercisable into one common share at an exercise price of $0.10 per share. This transaction is subject to regulatory approval. During the period, 708,331 share purchase warrants exercisable at $0.68 per share, and 360,000 stock options exercisable at $0.10 per share, expired unexercised. The Company will continue to seek additional financings in order to fund its ongoing operations and other business opportunities.

MATERIAL VARIANCES

During the period, there was a drop in the Company's overall administration expenses from the same period ending March 31, 2002. Most of the costs incurred by the Company in the previous year were a result of the US operations from the Company's subsidiary, which over this period these activities have been put on hold.

INVESTOR RELATIONS

There were no investor relation activities undertaken during the period.

SUBSEQUENT EVENTS

 a) At the Company's annual general meeting in December 2002, the shareholders approved a consolidation of the Company's shares up to a 10:1 basis. The consolidation and name change to Jalna Resources Limited occurred on April 10, 2003.

 b) Subsequent to March 31, 2003, 250,000 share purchase warrants exercisable at $0.48 per share expired unexercised.

                             JALNA RESOURCES LIMITED
                       (FORMERLY TRADERADIUS ONLINE INC.)

                                 VANCOUVER, B.C.

                        CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 2003

JALNA RESOURCES LIMITED
(formerly TradeRadius Online Inc.)
CONSOLIDATED BALANCE SHEET
(Prepared by management without audit)

===============================================================================
                                                     Mar 31,          June 30,
                                                      2003              2002
                                                  ------------     ------------
ASSETS

Current
    Cash                                          $      4,849     $      6,226
    Accounts receivable                                  6,999            2,953
                                                  ------------     ------------
                                                        11,848            9,179
Investment (Note 3)                                          1                1
Capital assets                                           3,278            4,481
                                                  ------------     ------------
                                                  $     15,127     $     13,661
                                                  ============     ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
    Accounts payable and accrued liabilities      $    187,796     $    212,495
    Loan payable                                        21,264           78,703
    Due to related parties                             308,997          148,934
                                                  ------------     ------------
                                                       518,057          440,132
                                                  ------------     ------------
Shareholders' equity
    Share capital (Note 4)                           5,506,245        5,481,007
    Deficit                                         (6,009,175)      (5,907,478)
                                                  ------------     ------------
                                                      (502,930)        (426,471)
                                                  ------------     ------------
                                                  $     15,127     $     13,661
                                                  ============     ============

 ON BEHALF OF THE BOARD:


     "Peter Dunfield"      Director               "Marion McGrath"      Director
--------------------------                   --------------------------

JALNA RESOURCES LIMITED
(formerly TradeRadius Online Inc.)
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(Prepared by management without audit)

===================================================================================================================
                                                            Three            Three            Nine             Nine
                                                           months           months          months           months
                                                            ended            ended           ended            ended
                                                        March 31,        March 31,       March 31,        March 31,
                                                             2003             2002            2003             2002
                                                      -----------      -----------     -----------      -----------
EXPENSES
    Accounting and legal                              $     3,961      $    42,770     $    16,461      $    82,042
    Consulting                                                 --           35,092              --           71,521
    Corporate services                                      6,000           20,284          18,000           20,284
    Depreciation                                              224            1,659           1,203            7,276
    Interest expense                                        4,936               --          13,581               --
    Management fees                                        15,000           22,090          45,000           60,917
    Printing                                                   --               --           3,013               --
    Office and miscellaneous                                2,560           10,600           8,697           52,958
    Rent                                                    3,000            8,860           9,000           20,860
    Shareholder communications                                 --            2,117           3,114            2,117
    Transfer agent and regulatory fees                      9,739            3,143          14,015           19,372
    Travel and related costs                                   --              364           2,372            1,940
    Wages and benefits                                         --               --              --           29,628
                                                      -----------      -----------     -----------      -----------
LOSS BEFORE OTHER ITEMS                                   (45,420)        (146,979)       (134,456)        (368,915)
                                                      -----------      -----------     -----------      -----------
OTHER ITEMS
    Interest and other income                                   7               --              23            7,036
    Write-off of accounts receivable                           --             (630)             --             (630)
    Gain on settlement of accounts payable                     --          530,507          32,736          530,507
    Loss on foreign exchange                                   --           (2,804)             --           (2,804)
                                                      -----------      -----------     -----------      -----------
                                                                7          527,073          32,759          534,109
                                                      -----------      -----------     -----------      -----------
NET LOSS (INCOME) FOR THE PERIOD                          (45,413)         380,094        (101,697)         165,194


DEFICIT, BEGINNING OF PERIOD                           (5,963,762)      (6,073,724)     (5,907,478)      (5,858,824)
                                                      -----------      -----------     -----------      -----------
DEFICIT, END OF PERIOD                                $(6,009,175)     $(5,693,630)    $(6,009,175)     $(5,693,630)
                                                      ===========      ===========     ===========      ===========
EARNINGS (LOSS) PER SHARE                             $     (0.01)     $      0.04     $     (0.01)     $      0.02
                                                      ===========      ===========     ===========      ===========

JALNA RESOURCES LIMITED
(formerly TradeRadius Online Inc.)
CONSOLIDATED STATEMENT OF CASH FLOWS
(Prepared by management without audit)

=========================================================================================================================
                                                                      Three          Three           Nine            Nine
                                                                     months         months         months          months
                                                                      ended          ended          ended           ended
                                                                  March 31,      March 31,      March 31,       March 31,
                                                                       2003           2002           2003            2002
                                                                  ---------      ---------      ---------      ----------
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
    Income(Loss) for the period                                    $(45,413)     $ 380,094      $(101,697)     $ 165,194
    Add items not involving cash:
       Amortization                                                     224          1,659          1,203          7,276
                                                                   --------      ---------      ---------      ---------
                                                                    (45,189)       381,753       (100,494)       172,470
    Changes in non-cash working capital balances related to
       operations:                                                   47,486       (518,242)       131,318       (706,235)
                                                                   --------      ---------      ---------      ---------
    Cash provided by (used in) operating activities                   2,297       (136,489)        30,824       (533,765)
                                                                   --------      ---------      ---------      ---------

FINANCING ACTIVITIES
    Subscriptions received                                               --         15,681             --         15,681
    Loan payable                                                         --        113,825        (57,439)       113,825
    Shares issued for cash                                               --          1,500         25,238        401,500
                                                                   --------      ---------      ---------      ---------
    Cash provided by (used in) financing activities                      --        131,006        (32,201)       531,006
                                                                   --------      ---------      ---------      ---------

INVESTING ACTIVITIES
    Disposition (acquisition) of equipment and furnishings               --            499             --            499
                                                                   --------      ---------      ---------      ---------
    Cash provided by (used in) investing activities                      --            499             --            499
                                                                   --------      ---------      ---------      ---------
CHANGE IN CASH POSITION DURING THE PERIOD                             2,297         (4,984)        (1,377)        (2,260)
CASH POSITION, BEGINNING OF PERIOD                                    2,552          7,680          6,226          4,956
                                                                   --------      ---------      ---------      ---------
CASH POSITION, END OF PERIOD                                       $  4,849      $   2,696      $   4,849      $   2,696
                                                                   ========      =========      =========      =========

JALNA RESOURCES LIMITED
(formerly TradeRadius Online Inc.)
NOTES TO FINANCIAL STATEMENTS
(Prepared by management without audit)
March 31, 2003

================================================================================

1.   NATURE AND CONTINUANCE OF OPERATIONS

     The Company is incorporated under the laws of the Province of British Columbia and was previously in the business of exploring and developing minerals properties. During the year ended June 30, 2000, the Company acquired an internet on-line services company and continued to develop its web-site and services in 2001 and 2002. Currently, the Company is not actively pursuing development of its website and services and is in the process of reorganizing and re-evaluating its business operations and future opportunities. During the period, the Company was declared "inactive" by the TSX Venture Exchange pending the resolution of certain listing requirements.

     These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to complete public equity financing or generate profitable operations in the future.

     ==========================================================================
                                                                        Mar 31,
                                                                           2003
                                                                    -----------
     Deficit                                                        $(6,009,175)
     Working capital (deficiency)                                      (529,905)
                                                                    ===========


2.   SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION

     These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, BidCrawler Online Inc. ("BidCrawler"), a company incorporated in British Columbia, Canada.

     FOREIGN CURRENCY TRANSLATION

     Monetary assets and liabilities are translated at the rate of exchange in effect at the end of the period. Revenues and expenses are translated at the average exchange rate for the period. Exchange gains or losses are included in the determination of net loss for the period in which they arise.

     SEGMENTED INFORMATION

     The Company conducts substantially all of its operations in North America in one industry segment.

JALNA RESOURCES LIMITED
(formerly TradeRadius Online Inc.)
NOTES TO FINANCIAL STATEMENTS
(Prepared by management without audit)
March 31, 2003

================================================================================

3.   INVESTMENT

     During fiscal 2002, the Company entered into negotiations to acquire all the issued and outstanding shares of LEDdynamics, Inc. ("LED"), a private company headquartered in Vermont, USA. In connection with the proposed acquisition, the Company advanced $127,400 to LED for working capital purposes. The proposed acquisition was subsequently terminated and LED elected, under the terms of the agreement, to convert the advances to
     59.603 common shares of LED representing a 5.625% equity interest. The shares were subsequently written-down to $1.

4.   CAPITAL STOCK

     ===========================================================================
                                                             Number
                                                          of Shares       Amount
                                                        -----------   ----------
     Authorized
          100,000,000 common shares without par value

     Issued
          As at June 30, 2002                            12,050,138   $5,481,007
              Private placements                             52,270       15,681
              Exercise of stock options                      95,566        9,557
                                                        -----------   ----------
          As at March 31, 2003                           12,197,974   $5,506,245
                                                        ===========   ==========


5.   RELATED PARTY TRANSACTIONS

     The Company paid or accrued the following amounts to related parties:

     ===========================================================================
                                                                      Nine Month
                                                                    Period Ended
                                                                         Mar 31,
                                                                            2003
                                                                    ------------
     Administration fees                                                 $18,000
     Management fees                                                      45,000
     Rent                                                                  9,000
                                                                        ========

6.   SUBSEQUENT EVENTS

     a) At the Company's annual general meeting in December 2002, the shareholders approved a consolidation of the Company's shares up to a 10:1 basis. The consolidation and name change to Jalna Resources Limited occurred on April 10, 2003.

     b) Subsequent to March 31, 2003, 250,000 share purchase warrants exercisable at $0.48 per share expired unexercised.